Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 13, 2022

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298 and 811-10401
Mairs & Power Small Cap Fund (S000076012)
Mairs & Power Balanced Fund (S000076013)
Mairs & Power Growth Fund (S000076014)

Dear Mr. Esperon:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on March 16, 2022, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 796 to its registration statement. PEA No. 796 was filed on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 4, 2022, for the purpose of registering the Mairs & Power Growth Fund (the “Growth Fund”), Mairs & Power Balanced Fund (the “Balanced Fund”) and Mairs & Power Small Cap Fund (the “Small Cap Fund,” and together with the Growth Fund and the Balanced Fund, the “Funds”) as three new series of the Trust. A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 796.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

General Comments

1.Please file supplementary responses no later than five business days before the effective date of the next PEA filed with respect to the Funds.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the proposed effective date of the next PEA to be filed with respect to the Funds.

2.Please include the ticker symbol for each Fund in the EDGAR System and in the appropriate places in the Prospectus and Statement of Additional Information (“SAI”).

Response: The Trust responds by updating the Funds’ series and class information in the EDGAR System to include the Funds’ ticker symbols. The Trust further responds by noting that the Funds’ ticker symbols were included on the cover page of the Prospectus and SAI for PEA No. 796 as required by Form N-1A and the ticker symbol for the Funds will be on the cover page of the Prospectus and SAI for any subsequent PEA filed with respect to the Funds.

3.Staff Comment: Please summarize in an appropriate location in the Prospectus the requirements set forth in section 11-08 of the Trust’s Declaration of Trust regarding the ability of Fund shareholders to bring a derivative action that requires: (a) a pre‑suit demand; (b) that the joining shareholder must hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of the series or class to which such action relates; (c) that the Board is given a reasonable amount of time to consider and investigate a demand; and (d) the shareholder making a such a demand undertake to reimburse a Fund the expense of any adviser the Board hires in its investigation of the demand in the event the Board determines not to bring the action. Disclose that the provisions noted in (b) and (d) above do not apply to claims arising under the federal securities laws.

Response: The Trust will add the below disclosure immediately prior to the “Financial Highlights” section of the Prospectus.

“Derivative Actions
Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the shareholder or shareholders make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed (as defined in the Declaration of Trust); (ii) shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who hold at least 10% of the outstanding voting securities of the Trust, or 10% of the outstanding voting securities of the series or class to which such action relates, shall join in the request for the Board of Trustees to commence such action; and (iii) the Board of Trustees is afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The provision requiring at least 10% of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board of Trustees in the event that the Trustees determine not to bring such action, do not apply to claims brought under federal securities laws.”

4.Staff Comment: Please confirm supplementally that the Funds will not commence operations until each Reorganization is effective.

Response: The Trust responds supplementally by confirming that shares of the Funds will not be offered for purchase pursuant to this Prospectus prior to the effective date of each Reorganization.

Prospectus – Summary Sections

5.Staff Comment: Please note that all comments made in one location are applicable to all similar disclosure appearing elsewhere in the Prospectus.

Response: The Trust responds by confirming that, where the Staff has made a comment in one location, the Trust has updated all similar disclosure appearing elsewhere in the Prospectus.

6.Staff Comment: Please make the second sentence under “Fees and Expenses of the Fund” appear in bold font.

Response: The Trust responds by making the requested revision to the disclosure of each Fund.

7.Staff Comment: In the narrative above the expense example, the second sentence states that the example assumes “…you then redeem all of your shares at the end of those periods.” Please revise the disclosure to clarify that the expense example applies whether a shareholder redeems or holds shares of the Fund.

Response: Although the current disclosure in the Prospectus conforms to the requirements of Form N-1A, the Trust responds by revising the disclosure for each Fund as requested.

8.Staff Comment: Please clarify that each Fund’s portfolio turnover rate is that of the corresponding Predecessor Fund.

Response: The Trust responds by revising the disclosure under “Portfolio Turnover” as follows:

Growth Fund
“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or turns over its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. The Fund is the successor to the Mairs & Power Growth Fund, a series of Mairs & Power Funds Trust (the Predecessor Growth Fund). During the most recent fiscal year, the Predecessor Growth Fund’s portfolio turnover rate was 13.17% of the average value of its portfolio.”

Balanced Fund
“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or turns over its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. The Fund is the successor to the Mairs & Power Balanced Fund, a series of Mairs & Power Funds Trust (the Predecessor Balanced Fund). During the most recent fiscal year, the Predecessor Balanced Fund’s portfolio turnover rate was 13.00% of the average value of its portfolio.”

Small Cap Fund
“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or turns over its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. The

Fund is the successor to the Mairs & Power Small Cap Fund, a series of Mairs & Power Funds Trust (the Predecessor Small Cap Fund). During the most recent fiscal year, the Predecessor Small Cap Fund’s portfolio turnover rate was 21.45% of the average value of its portfolio.”

9.Staff Comment: If the Funds are advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by supplementally confirming that the Funds are neither advised by nor sold through an insured depositary institution.

10.Staff Comment: Please reorder the risks in Item 4 so that they appear in order of materiality rather than alphabetically.

Response: The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the applicable Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors. While the Trust respectfully declines to reorder the principal risks, the following disclosure will modify the current disclosure in the first paragraph under “Principal Risks of Investing in the Fund” in each Fund’s summary section with similar language added in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

“Losing all or a portion of your investment is a risk of investing in the Fund. The following additional risks could affect the value of your investment, and are ordered alphabetically rather than by importance. You should understand these risks before investing.”

Prospectus – Summary Section – Mairs & Power Growth Fund

11.Staff Comment: If the Growth Fund invests in emerging markets, please discuss and add any corresponding disclosure. If any foreign securities are denominated in foreign currencies, please also discuss and add any appropriate disclosure.

Response: The Trust responds supplementally by confirming that the Growth Fund does not invest in emerging markets securities or in any foreign securities that are denominated in foreign currencies as a principal investment strategy.

12.Staff Comment: If appropriate, please consider adding European Union and Brexit risk disclosure and well as depositary receipts risk disclosure.

Response: The Trust responds supplementally by noting that it does not believe risks associated with investing in the European Union or risks associated with Brexit are principal risks of investing in the Growth Fund given the Growth Fund’s investment objective, principal investment strategies and investment process, but undertakes to consider adding such risks as the Growth Fund’s holdings may change. The Trust further responds by noting that the risks of investing in depositary receipts are covered in the “Securities of Foreign Issuers and ADRs Risk” disclosure.

Prospectus – Summary Section – Mairs & Power Balanced Fund

13.Staff Comment: Please disclose any criteria regarding maturity or duration that will be considered by the Adviser.

Response: The Trust responds by revising the disclosure in the second paragraph under “Fund Details - Investment Process” as follows:

“The Adviser conducts fundamental analysis on the issuer prior to purchasing debt securities. The Adviser focuses on companies with strong balance sheets or substantial tangible assets. The Adviser looks for stable credit trends and monitors credit quality over the life of the security. The Adviser generally builds a laddered portfolio, considering maturity date ranges and applicable coupons, and will swap debt securities if they become rich in price or are declining dramatically in credit quality. The Adviser considers duration relative to interest rate movement. While the Adviser does not market time, it will purchase new bonds with longer or shorter maturities based on the interest rate outlook.”

14.Staff Comment: Please consider whether prepayment and extension risk should be referenced as part of “Fixed Income Risk”.

Response: The Trust responds by revising the “Fixed Income Risk” as set forth below. The Trust will also add comparable risk disclosure to the Item 9 “Fixed Income Risk” disclosure.

“Fixed Income Risk
Risks related to fixed income investments include credit risk, interest rate risk, prepayment risk, extension risk and call risk, among others. Credit risk is the risk that the issuer of a debt security will fail to make interest and principal payments when due. Interest rate risk is the risk that the value of a fixed-rate debt security will decline due to an increase in market interest rates. A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. For example, the market price of a debt security with a duration of four years would be expected to fall approximately 4% if interest rates rose by one percentage point immediately. Prepayment risk is the risk that in times of declining interest rates, the Fund’s higher yielding securities will be prepaid and the Fund will have to replace them with securities having a lower yield. Extension risk is the risk that in times of rising interest rates, prepayments will slow causing portfolio securities considered short or intermediate term to be long-term securities, which fluctuate more widely in response to changes in interest rates than shorter term securities. Call risk is the risk that an issuer, especially during a period of falling interest rates, may call (redeem) a security by repaying it early, which may reduce the Fund’s income if the proceeds are reinvested at lower interest rates.”

15.Staff Comment: Please consider referencing in Item 4 or Item 9 that interest rates are at historic lows, and the impact on the Fund’s investments.

Response: The Trust responds by respectfully declining to include any statements related to interest rates being at historic lows as this will not be the case in perpetuity and interest rates have begun to rise in the current market environment. Interest rate risk is listed as a principal risk of investing in the Balanced Fund and will remain listed as a principal risk of investing in the Balanced Fund.

16.Staff Comment: Please include an example of how duration could impact the price of a fixed income security in either Item 4 or Item 9.

Response: The Trust responds by adding the following example in the “Fixed Income Risk” in Item 4 and Item 9.

“For example, the market price of a debt security with a duration of four years would be expected to fall approximately 4% if interest rates rose by one percentage point immediately.”

Prospectus – Fund Details – Implementation of Investment Objective

17.Staff Comment: This section includes disclosure that each Fund “may invest up to 25% of its total assets in securities of foreign equity issuers, which are either listed on a U.S. stock exchange or represented by ADRs.” Please consider disclosing the percentage that each Fund may invest in securities of foreign equity issuers in the Item 4 principal investment strategy disclosure for each Fund.

Response: The Trust responds by revising the disclosure for each Fund relating to foreign investments under “Principal Investment Strategies” in the summary section as follows:

“The Fund may also invest up to 25% of its total assets in securities of foreign issuers which are listed on a U.S. stock exchange or are represented by American Depositary Receipts (ADRs).”

Prospectus – Fund Details – Investment Process

18.Staff Comment: For each Fund, please identify examples of ESG factors that are considered by the Adviser.

Response: The Trust responds by revising the ESG-related disclosure in this section for each Fund as follows:

“When evaluating investment opportunities, the Adviser also considers whether environmental, social and/or corporate governance (ESG) factors are likely to have a material impact on a company’s long-term success (though ESG considerations are not necessarily determinative with respect to any particular investment decision and the Adviser does not apply exclusionary screens). As a bottom up fundamental investor, the Adviser includes ESG considerations as part of its overall investment-decision making process. The Adviser reviews ESG data sourced from third-party data analytics platforms. In evaluating ESG data, the Adviser tends to focus on companies with high scores in notable material issues such as business ethics, carbon product and services, and product governance, among others. The Adviser looks for ESG outliers, and utilizes the score as another data point when reviewing companies.”

19.Staff Comment: Please disclose where appropriate, how the Funds will approach relevant ESG proxy issues for their portfolio companies. Alternatively, please explain why the Funds believe such disclosure is not required.

Response: The Trust respectfully declines to add additional disclosure and responds supplementally by noting that the Funds are long-term investors with low portfolio turnover rates. The Adviser strongly believes that for companies to succeed over the long-term, such companies need to have strong ESG practices and companies lacking in any ESG category will not achieve long-term success. As disclosed in the statement of additional information, the Adviser will vote proxies in the manner that reflects the best interests of each Fund and its shareholders. Accordingly, when voting proxies, the Adviser votes to promote what it believes is best for the long-term success of the company with ESG as part of the consideration, but not the determining factor. The Trust also notes that it intends to satisfy the requirement to describe the policies and procedures used to vote proxies by including the Adviser’s proxy voting policies as an exhibit to the statement of additional information, as permitted by Form N-1A.

20.Staff Comment: Please consider whether adding any risk disclosure regarding ESG would be appropriate.

Response: The Trust responds by respectfully declining to add additional risk disclosure. Although ESG is part of the Adviser’s investment process, the Adviser does not believe the incorporation of ESG considerations into its investment process creates additional risk to the Funds.

21.Staff Comment: For the Balanced Fund, please explain how the Adviser applies its ESG methodology to the Fund’s investment in government securities.

Response: The Trust responds supplementally by noting that the Adviser applies ESG considerations to its fixed income investment process in a similar manner to the process for evaluating equity investments for the Balanced Fund; however, the Balanced Fund does not invest in government securities issued outside of the U.S. and does not apply ESG considerations to its evaluation of U.S. government securities.

Prospectus – Management and Organization of the Funds – Investment Adviser

22.Staff Comment: Please disclose whether any amounts waived or reimbursed may be recouped, and discuss terms of that arrangement.

Response: The Trust responds by adding the following to the end of the third paragraph in this section:

“Any amounts waived or reimbursed by the Adviser pursuant to the investment advisory agreement may not be recouped.”

Statement of Additional Information

23. Staff Comment: Please change all references of “illiquid securities” to illiquid investments.

Response: The Trust responds by making the requested revisions.

* * * * * *

We trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary